EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR MARCH 12, 2002

Telefónica, S.A.
(Exact name of Registrant as specified in its charter)

The Spanish Telephone Company
(Translation of Registrant's name into English)

Gran Via 28
28013 Madrid, Spain 3491-459-3050
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F _X_ FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO _X_

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELEFÓNICA, S.A.

TABLE OF CONTENTS

Item 1

Telefónica

"TELEFÓNICA, S.A.", on behalf of whom and represented by Joaquín de Fuentes Bardají, Vice- Secretary of the Board of Directors of this same Company, hereby announces the following:

As the Prospectus corresponding to the increase in the share capital of "Telefónica, S.A.", to be charged to freely disposable reserves, has today been verified and registered by the Spanish National Securities Market Commission, by which 95,307,084 new ordinary Company shares, will be issued of one single existing series, with a nominal value of 1.00 Euro each, to be provided to the Company's shareholders totally free-of- charge, in the ratio of one (1) new share for every fifty (50) held, Telefónica states its intetion to publish the corresponding announcement of the capital increase in the Official Gazette of the Mercantile Register of March 21st, 2002, thus marking the start of the period of the free allocation of the new shares. The period for the negotiation of the rights of free allocation will begin the following day, March 22nd, 2002.

The aforementioned official announcement is attached.

Madrid, March 11th, 2002

Item 2

Telefónica

TELEFÓNICA, S.A.

Share capital increase on account of distributable reserves

In compliance with Article 158 of the Law of Corporations, it is made public that the Standing Committee of the Board of Directors of TELEFÓNICA, S.A. (hereinafter, "TELEFÓNICA" or the "Company") under the authorisation granted in its favour by the Annual General Shareholders' Meeting of the Company held on June 15th , 2001, resolved by way of the resolutions adopted on February 13th ,2002 to execute the resolution on the increase in the share capital of Telefónica, S.A. to be charged to freely distributable reserves, to which C) and D) paragraphs of point VI of the Agenda of the aforementioned Shareholders' Meeting, increasing the Company's share capital by the amount of Euros 95,307,084 through the issue of 95,307,084 new ordinary shares, which will be freely allocated to the Company's shareholders in the proportion of one (1) new share for every fifty (50) currently existing shares of the Company, with the following characteristics:

1. **Face value of the new shares:** The face value of each new share will be Euro 1.00.

2. **Form:** The new shares will be represented by book entries and will be ruled by the regulations of the Securities Market, being the Spanish Securities Settlement and Clearance Service (hereinafter the "SCLV") the entity in charge of the accounting records.

3. **Type of issue:** The issue price is par value, that is to say, Euro 1.00 per share. The issue will be completely paid-up out of distributable reserves.

   No expenses or commissions will be charged by the Issuer for the allocation of the new shares. Notwithstanding, the participating entities may apply, in accordance with the current legislation in force, the commissions and expenses for the allocation of the shares and for the trading of the free allocation rights.

4. **Balance sheet on which the operation will be based:** In compliance with that provided for in article 157.2 of the Law of Corporations, this operation will be based on the Balance sheet approved by the General Ordinary Shareholders' Meeting held on June 15th, 2001, and referred to December 31st, 2000. The said Balance sheet was duly verified by the Company's Accounts Auditor "Arthur Andersen y Cía. S. Com." on February 28th , 2001.

5. **Free allocation rights:** TELEFÓNICA's shareholders who appear as such according to the accounting records of the SCLV or its member entities (*"entidades adheridas"*) at 24:00 on the day of publication at the Official Gazette of the Mercantil Register (*"Boletín Oficial del Registro Mercantil"* or "BORME") of this announcement (March 21st, 2002), will enjoy the right of free allocation of the new shares in the proportion of one (1) new share for every fifty (50) held.

   In order to maintain the ratio of one (1) new share for every fifty (50) old ones held, the Company has renounced two (2) of the free allocation rights derived from its treasury stock.

6. **Period for the allocation and transfer of the rights of free allocation in the Stock Exchange (hereinafter the "Period of Free Allocation"):**. The period for the negotiation of the rights of free allocation on the Spanish Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia through the Automated Quotation System , will begin on March 22nd, 2002 and will end, in any event, on April 5th , 2002 .

7. **Non allocated shares:** Once the period of free allocation of the new shares has ended, the shares which are not allocated for reasons not attributable to TELEFÓNICA, will be kept in deposit at the disposal of such person who may evidence his/her rightful ownership. Once three years have elapsed from the end of the period of free allocation, the shares which are still pending allocation may be sold according to that provided for in article 59 of the Law of Corporations, on behalf and at the risk of the persons concerned. The proceeds of this sale, once the expenses of this sale and the above mentioned deposit are deduced, shall be deposited at the disposal of the persons concerned at the Bank of Spain ("*Banco de España*") or at the General Deposit Fund ("*Caja general de Depósitos*").

8. **Disbursement:** The disbursement will be made in its entirety from the disposable reserves (specifically it will be debited to the Revaluation Reserve account, for the Regularization of Balance Sheets for the Fiscal Year 1986, executed under the provisions of article 3 of the Law of December 31st, 1945), and will take place when the Company's competent governing body, once the period of free allocation has ended, formally applies the reserves, in the amount of the increase, to share capital.

9. **Voting and economic rights:** The new shares will entitle the shareholders, from the date of their allocation, to the same rights as those of currently existing TELEFÓNICA shares. The new shares will be entitled to receive any dividends which could be paid from the date of their issue, including, therefore, any dividends which may be paid out of profits for the fiscal year that commences January 1st, 2001.

10. **Issue prospectus:** TELEFÓNICA has prepared a abridged informative prospectus, in accordance with the requirements established under the Spanish Securities Market Regulations, which has been verified and filed by the Spanish National Securities Market Commission ("*Comisión Nacional del Mercado de Valores*") on March 7th, 2002, and is publicly available at TELEFÓNICA's registered office (Gran Vía 28, Madrid) and the Spanish National Securities Market Commission.

11. **Entities through which the allocation may be conducted:** The allocation of the new shares may be conducted through any entity member to the SCLV within the period of free allocation.

    Banco Bilbao Vizcaya Argentaria, S.A. will act as agent entity.

12. **Listing on the Stock Exchange:** The Company will apply for the listing of the shares subject to this capital increase on the four Spanish Stock Exchanges and on the Automated Quotation System ("*Sistema de Interconexión Bursátil*"), as well as for listing on the foreign Stock Exchanges on while the Company's shares are already traded, and their inclusion in the Stock Exchange Automated Quotation System (SEAQ International).

Notwithstanding the foregoing, the applicable rules and regulations of the respective countries in which the Company's shares are traded should be considered, by virtue of the fact that the Company's shares are traded on the stock exchanges of New York, London, Paris, Frankfurt, Tokyo, Buenos Aires, Lima, and Sao Paulo.

Madrid, March 11th, 2002

The Vice - Secretary of the Board of Directors
Joaquín de Fuentes Bardají

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA, S.A.

Date: March 12, 2002

By:__________________________
Name: Antonio Alonso Ureba
Title: General Secretary and Secretary to the Board of Directors